27 November 2007

BAE Systems acquires Pitch Technologies AB

"BAE Systems plc announces that its wholly-owned subsidiary BAE Systems C-ITS AB has today entered into a contract to acquire all the shares in Pitch Technologies AB of Sweden from Pitch PPO AB for a cash consideration of 61.3 million Swedish Krona."

Issued by
BAE Systems plc
London

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